Exhibit 99.1

SPORTRADAR REPORTS FOURTH QUARTER AND FULL YEAR 2024 RESULTS AND ANNOUNCES AGREEMENT TO ACQUIRE IMG ARENA AND ITS STRATEGIC PORTFOLIO OF GLOBAL SPORTS BETTING RIGHTS

Full Year 2024 Highlights

•	Revenue increased 26% to €1,107 million
•	Profit for the period of €34 million was in-line with prior year
•	Adjusted EBITDA[1] increased 33% to €222 million and Adjusted EBITDA margin[1] expanded to 20.1%
•	Net cash from operating activities increased 36% to €353 million and Free cash flow[1] increased 133% to €118 million
•	Customer Net Retention Rate[1] increased to 127%
•	Implemented $200 million share repurchase plan and purchased $20.3 million under the plan
•	Exceeded full year guidance for both revenue and Adjusted EBITDA
•	Acquired affiliate marketing assets of XLMedia PLC

Fourth Quarter 2024 Highlights

•	Revenue increased 22% to €307 million
•	Loss for the period of €1 million primarily due to foreign currency fluctuations
•	Adjusted EBITDA[1] increased 53% to €61 million and Adjusted EBITDA margin[1] expanded to 19.7%
•	Net cash generated from operating activities increased 57% to €82 million and Free cash flow[1] decreased to a use of €4 million primarily due to the timing of sport rights payments
•	Repurchased $5.7 million of shares under the share repurchase plan

ST. GALLEN, Switzerland, March 19, 2025 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its fourth quarter ended December 31, 2024.

Carsten Koerl, Chief Executive Officer of Sportradar, said: "We are pleased with our strong execution in 2024, achieving record revenue, operating margins and free cash flow generation. Importantly, we continued to build on our key competitive advantages including enhancing the depth and breadth of our content portfolio and further innovating on our product offerings. On the content front, with the extension and expansion of our Major League Baseball partnership, we now have all our existing major rights locked in for an average of six years, providing us with great cost visibility. And with the announced agreement to acquire IMG ARENA’s sports rights portfolio, we will further enhance our sports coverage in some of the most bet on sports globally. This past year we also grew our product offering, launching a number of award-winning products that expand our best-in class product suite and bring fans closer to their favorite sports. Importantly, as we grow our topline, we are at an inflection point for multi-year margin expansion and increasing cash flow, positioning us to deliver meaningful shareholder value for years to come."

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

FOURTH QUARTER AND FULL YEAR REVENUE BY PRODUCT GROUP

Revenue

	Three-Month Period Ended December 31,				Year Ended December 31,
in € thousands (unaudited)	2024	2023	Change	%	2024	2023	Change	%
Revenue by product
Betting & Gaming Content	191,783	147,747	44,036	30%	707,119	530,099	177,020	33%
Managed Betting Services	55,145	55,870	(725)	(1)%	199,871	173,391	26,480	15%
Betting Technology & Solutions	246,928	203,617	43,311	21%	906,990	703,490	203,500	29%

Marketing & Media Services	44,282	36,445	7,837	22%	146,919	126,629	20,290	16%
Sports Performance	11,051	10,608	443	4%	40,366	39,758	608	2%
Integrity Services	4,809	1,916	2,893	151%	12,281	7,744	4,537	59%
Sports Content, Technology & Services	60,142	48,969	11,173	23%	199,566	174,131	25,435	15%
Total Revenue	307,070	252,586	54,484	22%	1,106,556	877,621	228,935	26%

Revenue by geography
Rest of World	232,298	199,738	32,560	16%	843,791	711,613	132,178	19%
United States	74,772	52,848	21,924	41%	262,765	166,008	96,757	58%
Total Revenue	307,070	252,586			1,106,556	877,621

FULL YEAR FINANCIAL RESULTS

Revenue

Total revenue for the full year was €1,107 million, up €229 million, or 26% year-over-year driven by 29% growth in Betting Technology & Solutions and 15% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €907 million were up 29% year-over-year primarily driven by a 33% increase in Betting & Gaming Content benefiting from existing and new customer uptake of products and premium pricing from NBA and new ATP product offerings, as well as from overall strong U.S. market growth. Managed Betting Services of €200 million were up 15% driven by strong growth in Managed Trading Services from higher trading margins and increased betting activity from existing and new clients.

Sports Content, Technology & Services revenues of €200 million increased 15% year-over-year primarily driven by 16% growth in Marketing & Media Services with strength in both European and North American ad:s revenue, with a variety of sportsbooks investing in marketing campaigns during the year.

The Company generated strong revenue growth globally with Rest of World up 19% and the United States up 58%. As a percentage of total Company revenues, United States revenue represented 24% of total Company revenue for the full year as compared to 19% in the prior year due to continued market growth, additional customer uptake of our products and premium pricing.

Profit for the period

Profit for the full year was €34 million, in line with the prior year. The strong operating results were primarily offset by a foreign currency loss of €38 million for the full year compared to a €23 million gain last year, due to unrealized currency fluctuations associated with the U.S. dollar-denominated sport rights. The current year also included higher financing costs due primarily to our new ATP, NBA and Bundesliga partnership deals, as well as an income tax benefit of €11 million driven primarily by the recognition of deferred tax assets.

Adjusted EBITDA

Full year Adjusted EBITDA was €222 million, up €56 million, or 33% compared to €167 million in the prior year. The increase was largely driven by the 26% revenue growth, partially offset by increased sport rights costs primarily related to the NBA and ATP partnership deals, higher purchased services driven by investments in developing our product portfolio and increased personnel expenses primarily due to headcount growth and a higher bonus accrual in the current year.

FOURTH QUARTER FINANCIAL RESULTS

Revenue

Total revenue for the fourth quarter was €307 million, up €54 million, or 22% year-over-year driven by 21% growth in Betting Technology & Solutions and 23% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €247 million were up 21% year-over-year primarily driven by a 30% increase in Betting & Gaming Content benefiting from existing and new customer uptake of our products and premium pricing, led by the addition of new ATP content, as well as from overall strong U.S. market growth. Managed Betting Services revenues of €55 million were down 1% as strong growth in Managed Trading Services from higher trading margins and increased betting activity from existing and new clients was more than offset by the impact a year ago from the one-time initial setup revenues related to hardware deliveries for the new Taiwan Lottery deal.

Sports Content, Technology & Services revenues of €60 million increased 23% year-over-year primarily driven by 22% growth in Marketing & Media Services with strength in both European and North American ad:s revenue as several sportsbooks invested in marketing campaigns during the quarter.

The Company generated strong revenue growth globally with Rest of World up 16% and the United States up 41%. As a percentage of total Company revenues, United States revenue represented 24% of total Company revenue in the fourth quarter as compared to 21% in the prior year quarter due to continued market growth, additional customer uptake of our products and premium pricing.

Customer Net Retention Rate of 127% increased sequentially and from prior year demonstrating our ability to cross sell and up sell to our clients, as well as the market growth in the United States.

Loss for the period

Loss for the period was €1 million, down €24 million, compared to profit of €23 million in the same quarter a year ago, as the strong operating results were more than offset primarily by a foreign currency loss of €38 million in the quarter as compared to a €27 million gain last year, due to unrealized currency fluctuations mainly associated with the U.S. dollar-denominated sport rights. The current quarter also included higher financing costs due primarily to our new ATP and Bundesliga partnership deals, as well as an income tax benefit of €20 million driven primarily by the recognition of deferred tax assets.

Adjusted EBITDA

Fourth quarter Adjusted EBITDA was €61 million, up €21 million, or 53% compared to €40 million in the same quarter a year ago. The increase was largely driven by the 22% revenue growth, partially offset by increased sport rights costs primarily related to the ATP partnership deal, higher purchased services driven by investments in developing our product portfolio and increased personnel expenses primarily due to headcount growth and a higher bonus accrual in the current year.

Additional Business Highlights

•	Announced the extension and expansion of our partnership with Major League Baseball ("MLB") for 8 years, beginning with the 2025 season. Sportradar will exclusively distribute ultra-low latency official MLB data, media content, including MLB Statcast Data, and audiovisual content across our global client network. Additionally, Sportradar and MLB will collaborate on the creation of AI-driven products powered by player tracking data to create immersive, hyper-personalized fan experiences.

•	Announced the extension and expansion of our partnership with UEFA covering all UEFA Club and National team competitions, which includes over 900 high-profile matches, a 33% increase from the previous agreement.

•	Announced a new long-term partnership with UTR Sports for the UTR Pro Tennis tour, the top tennis tour for rising professionals. Tennis is the second most bet on sport and UTR provides Sportradar with a consistently high volume of tennis matches throughout the year.

•	In partnership with the NBA, launched a suite of next generation products and solutions for the 2024 - 2025 season including 4Sight Streaming, emBET, Live Match Tracker and advanced visualizations.

•	Introduced micro markets for ATP tennis and basketball, expanding this cutting-edge product to tennis from other popular sports such as soccer and table tennis.

•	Enhanced ad:s marketing services providing the most comprehensive 360 degree solution for customers with the launches of new channels including paid search and audio, and the addition of affiliate marketing capabilities through XLMedia.

•	Opened an office in São Paulo, Brazil, marking a major milestone in Sportradar's strategic expansion into that country and across Latin America.

Balance Sheet and Liquidity

The Company’s cash and cash equivalents were €348 million as of December 31, 2024 as compared with €277 million as of December 31, 2023. The increase was primarily driven by net cash generated from operating activities of €353 million due to strong operating performance, partially offset by net cash used in investing activities of €255 million, primarily from the acquisition of additional sport rights, most notably its new NBA and ATP deals, and the acquisition of assets of XLMedia, and from net cash used in financing activities of €37 million, due primarily to share repurchases. Free cash flow for the year ended December 31, 2024 was €118 million, an increase of €67 million from €50 million in the same period a year ago.

Including its undrawn credit facility, the Company had total liquidity of €568 million at December 31, 2024 as compared to €497 million as of December 31, 2023, and no debt outstanding.

2025 Annual Financial Outlook

Sportradar is targeting fiscal 2025 outlook as follows:

•	Revenue of at least €1,273 million, representing year-on-year growth of at least 15%

•	Adjusted EBITDA of at least €281 million, representing year-on-year growth of at least 26%

•	Adjusted EBITDA margin expansion of at least 200 basis points

•	Free cash flow conversion[1] rate above the 2024 level of 53%

The 2025 guidance does not include any impact from the pending acquisition of IMG ARENA given the uncertainty around the timing of close. Guidance will be updated to incorporate the uplift resulting from this acquisition upon closing.

Share Repurchase Plan

In March 2024, the Board of Directors approved a $200 million share repurchase plan and commenced purchases during the second quarter. During the quarter ended December 31, 2024, the Company repurchased approximately 467 thousand shares for a total of $5.7 million. For the full year 2024, the Company repurchased 1.8 million shares under the plan for a total of approximately $20.3 million.

Subsequent Event

This morning, Sportradar announced it has entered into a definitive agreement with Endeavor Group Holdings, Inc. to acquire IMG ARENA and its global sports betting rights portfolio. IMG ARENA’s portfolio will enhance Sportradar’s content and product offering and further strengthen its strategic position as a leading content provider in the most bet upon global sports, including tennis, soccer and basketball. Under terms of the agreement, IMG ARENA will provide financial consideration totaling $225 million (subject to customary purchase price adjustments), comprised of $125 million cash paid to Sportradar and up to $100 million cash prepayments made to certain of the sports rightsholders. Sportradar will not be required to pay any financial consideration to the Endeavor Group.

With its highly scalable technology platform and extensive client network, Sportradar will seamlessly integrate and monetize these rights, driving incremental value for clients, partners and shareholders. This addition will further accelerate Sportradar’s robust revenue, adjusted EBITDA and free cash flow growth and will be immediately accretive to adjusted EBITDA margins.

IMG’s portfolio of global betting rights comprises strategic relationships with over 70 rightsholders covering approximately 39,000 official data events and 30,000 streaming events across 14 global sports on six continents. Prominent properties include Wimbledon, U.S. Open, Roland-Garros, Major League Soccer, EuroLeague basketball, and PGA Tour, amongst others.

The transaction is subject to customary closing conditions, including regulatory approvals, and is currently expected to close in the fourth quarter of 2025. For additional details regarding this transaction, please refer to the press release which is available on the Sportradar investor relations website at https://investors.sportradar.com/.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the fourth quarter and full year 2024 results today, March 19, 2025, at 8:30 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, Free cash flow, and Free cash flow conversion, as well as our operating metric, Customer Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, management restructuring costs, non-routine litigation costs, losses related to equity-accounted investee (SportTech AG), and professional fees for the Sarbanes-Oxley Act of 2002 and enterprise resource planning implementations.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA margin to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses (together, "Non-IFRS expenses") because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

•	“Adjusted purchased services” represents purchased services less capitalized external development costs.

•	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, management restructuring costs, and capitalized personnel compensation.

•	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, and certain professional fees.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and Free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

•	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.

•	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

In addition, we define the following operating metric as follows:

•	“Customer Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including expected performance for the full year 2025. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; difficulties in our ability to evaluate, complete and integrate acquisitions (including the IMG ARENA acquisition) successfully; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended		Year Ended
in €'000 and in thousands of shares	December 31, 2024	December 31, 2023 [1]	December 31, 2024	December 31, 2023 [1]
Continuing operations
Revenue	307,070	252,586	1,106,556	877,621
Personnel expenses	(93,002)	(88,808)	(349,669)	(326,031)
Sport rights expenses (including amortization of capitalized sport rights licenses)	(102,574)	(75,112)	(352,435)	(214,189)
Purchased services	(50,016)	(48,055)	(175,582)	(151,705)
Other operating expenses	(26,149)	(24,443)	(93,537)	(89,443)
Impairment loss on trade receivables, contract assets and other financial assets	(2,226)	(1,652)	(5,699)	(6,179)
Internally-developed software cost capitalized	13,822	8,636	50,008	28,301
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(13,181)	(12,879)	(50,782)	(46,344)
Share of loss of equity-accounted investee	—	—	—	(3,699)
Loss on disposal of equity-accounted investee	—	14	—	(13,604)
Impairment loss on goodwill and intangible assets	(167)	—	(167)	(9,854)
Foreign currency (loss) gain, net	(38,311)	26,919	(38,223)	23,205
Finance income	4,265	3,067	10,952	12,848
Finance costs	(20,884)	(16,059)	(78,870)	(33,731)
Net (loss) income before tax from continuing operations	(21,353)	24,214	22,552	47,196
Income tax benefit (expense)	20,048	(1,027)	11,060	(12,551)
(Loss) profit for the period from continuing operations	(1,305)	23,187	33,612	34,645
Discontinued operations
Loss from discontinued operations	—	(300)	—	(751)
(Loss) profit for the period	(1,305)	22,887	33,612	33,894

Other comprehensive income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	(139)	(786)	(141)	(874)
Related deferred tax expense	28	119	26	130
	(111)	(667)	(115)	(744)
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	8,789	(6,716)	11,109	(3,654)
Foreign currency translation adjustment attributable to non-controlling interests	193	(20)	188	(37)
	8,982	(6,736)	11,297	(3,691)
Other comprehensive (loss) income for the period, net of tax	8,871	(7,403)	11,182	(4,435)
Total comprehensive income for the period	7,566	15,484	44,794	29,459

Profit (loss) attributable to:
Owners of the Company	(1,088)	23,409	34,150	34,655
Non-controlling interests	(217)	(522)	(538)	(761)
	(1,305)	22,887	33,612	33,894
Total comprehensive income (loss) attributable to:
Owners of the Company	7,590	16,027	45,144	30,257
Non-controlling interests	(24)	(543)	(350)	(798)
	7,566	15,484	44,794	29,459

Profit per Class A share attributable to owners of the Company
Basic	0.00	0.08	0.11	0.12
Diluted	0.00	0.07	0.10	0.11
Profit per Class B share attributable to owners of the Company
Basic	0.00	0.01	0.01	0.01
Diluted	0.00	0.01	0.01	0.01

Weighted-average number of shares
Weighted-average number of Class A shares (basic)	209,549	209,822	210,269	207,517
Weighted-average number of Class A shares (diluted)	228,197	228,050	227,480	226,646
Weighted-average number of Class B shares (basic and diluted)	903,671	903,671	903,671	903,671

1 - Certain comparative amounts have been reclassified to conform with the current year presentation. Refer to 'Change in presentation related to sport rights expenses' section below for further information.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

in €'000	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	348,357	277,174
Trade receivables	77,106	71,246
Contract assets	93,562	60,869
Other assets and prepayments	46,601	33,252
Income tax receivables	7,624	6,527
Total current assets	573,250	449,068
Non-current assets
Property and equipment	66,240	72,762
Intangible assets and goodwill	1,607,057	1,697,331
Other financial assets and other non-current assets	11,718	11,806
Deferred tax assets	36,376	16,383
Total non-current assets	1,721,391	1,798,282
Total assets	2,294,641	2,247,350
Liabilities and equity
Current liabilities
Loans and borrowings	10,022	9,586
Trade payables	259,742	259,667
Other liabilities	68,271	55,724
Contract liabilities	30,200	26,595
Income tax liabilities	5,599	4,542
Total current liabilities	373,834	356,114
Non-current liabilities
Loans and borrowings	36,697	40,559
Trade payables	895,679	908,499
Contract liabilities	37,711	39,526
Other non-current liabilities	1,830	8,500
Deferred tax liabilities	19,043	21,315
Total non-current liabilities	990,960	1,018,399
Total liabilities	1,364,794	1,374,513
Equity
Ordinary shares	27,551	27,421
Treasury shares	(18,813)	(2,322)
Additional paid-in capital	668,254	653,840
Retained earnings	221,942	173,629
Other reserves	26,220	15,226
Equity attributable to owners of the Company	925,154	867,794
Non-controlling interest	4,693	5,043
Total equity	929,847	872,837
Total liabilities and equity	2,294,641	2,247,350

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Year Ended
in €'000	December 31, 2024	December 31, 2023 [1]
OPERATING ACTIVITIES:
Profit for the period	33,612	33,894
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax (benefit) expense	(11,060)	12,551
Interest income	(9,285)	(7,683)
Interest expense	77,470	31,451
Other financial income	(267)	(2,885)
Foreign currency loss (gain), net	38,223	(23,205)
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	50,782	46,344
Amortization of capitalized sport rights licenses	233,945	160,018
Impairment losses on goodwill and intangible assets	167	9,854
Equity-settled share-based payments	39,187	41,177
Share of loss of equity-accounted investee	—	3,699
Loss on disposal of equity-accounted investee	—	13,604
Other	(13,231)	(3,790)
Cash flow from operating activities before working capital changes, interest and income taxes	439,543	315,029
Increase in trade receivables, contract assets, other assets and prepayments	(48,532)	(16,100)
Decrease (increase) in trade and other payables, contract and other liabilities	40,957	(1,477)
Changes in working capital	(7,575)	(17,577)
Interest paid	(76,384)	(30,528)
Interest received	9,333	7,677
Income taxes paid, net	(11,906)	(15,956)
Net cash from operating activities	353,011	258,645
INVESTING ACTIVITIES:
Acquisition of intangible assets	(222,288)	(185,493)
Acquisition of property and equipment	(5,367)	(14,786)
Acquisition of subsidiaries, net of cash acquired	(27,060)	(12,844)
Acquisition of financial assets	—	(3,716)
Proceeds from disposal of equity-accounted investee	—	15,172
Change in loans receivable and deposits	(168)	(423)
Net cash used in investing activities	(254,883)	(202,090)
FINANCING ACTIVITIES:
Payment of lease liabilities	(7,830)	(7,983)
Purchase of treasury shares	(28,725)	(9,022)
Principal payments on bank debt	(150)	(620)
Change in bank overdrafts	(46)	(7)
Net cash used in financing activities	(36,751)	(17,632)
Net increase in cash	61,377	38,923
Cash and cash equivalents at beginning of period	277,174	243,757
Effects of movements in exchange rates	9,806	(5,506)
Cash and cash equivalents at end of period	348,357	277,174

1 - Certain comparative amounts have been reclassified to conform with the current year presentation. Refer to 'Change in presentation related to sport rights expenses' section below for further information.

Change in presentation related to sport rights expenses

During the third quarter of 2024, the Company changed the presentation of expenses related to sport rights in its Statement of profit or loss and other comprehensive income. Previously, these expenses were split between 'Purchased services and licenses (excluding depreciation and amortization)', representing the portion of related sport rights expenses which were not eligible for capitalization and 'Depreciation and amortization', representing the portion of related sport rights expenses which were capitalized. However, the expenses are now combined and presented under a new line item titled 'Sport rights expenses (including amortization of capitalized licenses)'. This has also resulted in a change in presentation in the cash flow statement, removing the lines 'Amortization and impairment of intangible assets', and 'Depreciation of property equipment' and replacing them with 'Amortization of capitalized sport rights licenses', 'Depreciation and amortization (excluding amortization of capitalized sport rights licenses)', and 'Impairment losses on goodwill and intangible assets'. Certain prior year amounts have been reclassified for consistency with the current year presentation. See below for detail of these amounts.

The change in presentation intends to provide more relevant and reliable information to the users of our financial statements. This reclassification aligns the presentation of sport rights expenses with the nature of the costs and the way they are managed internally.

There is no change to the Company’s disclosures, measurement or recognition of non-capitalized costs and capitalized sport rights licenses in accordance with IAS 38 Intangible Assets reported in its Annual Report on Form 20-F for the year ended December 31, 2023.

The following table shows the reclassification of sport rights expenses in the consolidated statement of profit or loss and other comprehensive income (unaudited) as described above:

	Three-Month Period Ended December 31, 2023			Year Ended December 31, 2023
in €'000	Previously reported	Reclassifications[1]	Currently reported	Previously reported	Reclassifications	Currently reported
Purchased services and licenses (excluding depreciation and amortization)[2]	(57,836)	9,781	(48,055)	(205,876)	54,171	(151,705)
Depreciation and amortization	(78,210)	65,331	(12,879)	(206,362)	160,018	(46,344)
Sport rights expenses	—	(75,112)	(75,112)	—	(214,189)	(214,189)

1 Approximately €2.6 million of sport rights expenses has been reclassified from amortization to purchased services and licenses for the three-month period ended December 31, 2023 as previously reported in the Company’s Form 6-K dated March 20, 2024.

2 - This line is now "Purchased services" in the consolidated statement of profit or loss and other comprehensive income (unaudited)

The following table shows the reclassifications of the related amounts in the consolidated statement of cash flows (unaudited) as described above:

	Year Ended December 31, 2023
in €'000	Previously reported	Reclassifications	Currently reported
Amortization and impairment of intangible assets	201,620	(201,620)	—
Depreciation of property and equipment	14,596	(14,596)	—
Amortization of capitalized sport rights licenses	—	160,018	160,018
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	—	46,344	46,344
Impairment losses on goodwill and intangible assets	—	9,854	9,854
Net cash from operating activities	258,645	—	258,645

Additional disclosures related to sport rights expenses

The following table shows the composition of sport rights expenses (unaudited):

	Three-Month Period Ended		Year Ended
in €'000	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Non-capitalized sport right expenses	35,232	12,425	118,490	54,171
Amortization of capitalized sport rights	67,342	62,687	233,945	160,018
Total sport rights expenses	102,574	75,112	352,435	214,189

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is Profit for the period from continuing operations (unaudited):

	Three-Month Period Ended		Year Ended
in €'000	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Profit for the period from continuing operations	(1,305)	23,187	33,612	34,645
Finance income	(4,265)	(3,067)	(10,952)	(12,848)
Finance costs	20,884	16,059	78,870	33,731
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	13,181	12,879	50,782	46,344
Foreign currency (gain) loss, net	38,311	(26,919)	38,223	(23,205)
Share-based compensation	12,680	8,283	37,775	39,712
Management restructuring costs	—	8,005	1,620	8,005
Non-routine litigation costs	989	—	3,381	—
Share of loss of equity-accounted investee	—	—	—	—
Loss on disposal of equity-accounted investee	—	(14)	—	17,303
Impairment loss on goodwill and intangible assets	167	—	167	9,854
Impairment loss on other financial assets	—	—	—	202
Professional fees for SOX and ERP implementations	—	101	—	505
Income tax expense (benefit)	(20,048)	1,027	(11,060)	12,551
Adjusted EBITDA	60,594	39,541	222,418	166,799

The most directly comparable IFRS measure of Adjusted EBITDA margin is Profit for the period from continuing operations as a percentage of revenue as disclosed below (unaudited):

	Three-Month Period Ended		Year Ended
in €'000	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
(Loss) profit for the period from continuing operations	(1,305)	23,187	33,612	34,645
Revenue	307,070	252,586	1,106,556	877,621
(Loss) profit for the period from continuing operations as a percentage of revenue	(0.4)%	9.2%	3.0%	3.9%

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities, and the most directly comparable IFRS measure of Free cash flow conversion is Net cash from operating activities conversion, which is measured Net cash from operating activities as a percentage of Profit for the period from continuing operations. Calculations for these measures are disclosed below (unaudited):

	Three-Month Period Ended
in €'000	December 31, 2024	December 31, 2023
Net cash from operating activities	82,157	52,197
Acquisition of intangible assets	(82,123)	(40,408)
Acquisition of property plant and equipment	(2,277)	(9,148)
Payment of lease liabilities	(1,932)	(3,050)
Free cash flow	(4,175)	(409)

	Year Ended
in €'000	December 31, 2024	December 31, 2023
Net cash from operating activities	353,011	258,645
Acquisition of intangible assets	(222,288)	(185,493)
Acquisition of property plant and equipment	(5,367)	(14,786)
Payment of lease liabilities	(7,830)	(7,983)
Free cash flow	117,526	50,383

Net cash from operating activities conversion	1,050%	747%
Free cash flow conversion	53%	30%

The following tables show reconciliations of IFRS expenses included in profit for the period from continuing operations to expenses included in Adjusted EBITDA (unaudited):

	Three-Month Period Ended		Year Ended
in €'000	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Purchased services	50,016	48,055	175,582	151,705
Less: capitalized external services	(5,858)	(2,287)	(21,616)	(6,528)
Adjusted purchased services	44,158	45,768	153,966	145,177

Personnel expenses	93,002	88,808	349,669	326,031
Less: share-based compensation	(13,384)	(10,115)	(40,460)	(40,776)
Less: management restructuring	—	(8,005)	(1,620)	(8,005)
Less: capitalized personnel compensation	(7,032)	(4,280)	(24,775)	(19,703)
Adjusted personnel expenses	72,586	66,408	282,814	257,547

Other operating expenses	26,149	24,443	93,537	89,443
Less: non-routine litigation	(989)	—	(3,381)	—
Less: share-based compensation	(228)	(237)	(932)	(1,006)
Less: other	—	(101)	—	(707)
Add: impairment loss on trade receivables	2,226	1,652	5,699	6,179
Adjusted other operating expenses	27,158	25,757	94,923	93,909